FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For April 28, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  __X__              Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____             No  __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 28, 2016 – Annual General Meeting Notice
2.	Press release dated April 28, 2016 – BlackRock Inc. TR-1
3.	Press release dated April 28, 2016 – Transaction in own shares

Item 1

For immediate release 28 April 2016

ARM HOLDINGS PLC

Annual General Meeting (“AGM”)

Cambridge, UK, 28 April 2016 - ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMH)] announces that the AGM of the Company was held today at which all resolutions put to the AGM were duly passed on a poll. The voting on each resolution was as follows:

	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	1,084,089,166	99.92	919,751	0.08	1,085,008,917	77.04%	7,813,969
2	1,034,603,009	95.72	46,238,607	4.28	1,080,841,616	76.74%	11,981,268
3	1,092,075,030	99.95	565,823	0.05	1,092,640,853	77.58%	182,035
4	1,068,569,479	97.81	23,934,194	2.19	1,092,503,673	77.57%	319,214
5	1,085,397,797	99.52	5,264,243	0.48	1,090,662,040	77.44%	2,160,847
6	1,086,806,753	99.48	5,689,288	0.52	1,092,496,041	77.57%	320,517
7	1,082,445,010	99.08	10,089,856	0.92	1,092,534,866	77.57%	288,019
8	1,086,794,186	99.47	5,770,743	0.53	1,092,564,929	77.57%	257,958
9	1,085,503,315	99.36	7,034,073	0.64	1,092,537,388	77.57%	285,499
10	1,083,678,936	99.19	8,845,102	0.81	1,092,524,038	77.57%	298,849
11	1,086,789,447	99.47	5,776,224	0.53	1,092,565,671	77.57%	257,217
12	1,085,096,455	99.32	7,441,551	0.68	1,092,538,006	77.57%	284,881
13	1,087,257,107	99.52	5,272,683	0.48	1,092,529,790	77.57%	293,096
14	1,055,184,595	96.57	37,421,806	3.43	1,092,606,401	77.58%	216,483
15	1,080,823,005	98.93	11,743,890	1.07	1,092,566,895	77.57%	255,991
16	899,005,641	82.37	192,385,066	17.63	1,091,390,707	77.49%	1,432,178
17	1,023,482,507	94.19	63,151,464	5.81	1,086,633,971	77.15%	6,188,914
18	1,024,622,627	94.29	61,991,377	5.71	1,086,614,004	77.15%	6,208,881
19	1,086,293,841	99.43	6,172,901	0.57	1,092,466,742	77.57%	356,145
20	1,086,364,874	99.44	6,063,436	0.56	1,092,428,310	77.56%	394,576
21	1,030,570,168	94.34	61,846,382	5.66	1,092,416,550	77.56%	406,335
22	1,042,692,127	95.45	49,730,685	4.55	1,092,422,812	77.56%	400,072
23	1,032,507,543	94.52	59,874,817	5.48	1,092,382,360	77.56%	440,526
24	946,632,575	87.21	138,892,009	12.79	1,085,524,584	77.07%	7,298,302
25	1,078,097,631	98.72	13,959,303	1.28	1,092,056,934	77.54%	765,952
26	887,049,272	81.64	199,426,255	18.36	1,086,475,527	77.14%	6,347,398

The CEO’s presentation will be available today on the Company’s website www.arm.com/agm and an audiocast of the proceedings will be available from 29 April 2016.

CONTACTS:

Philip Davis/Miranda Craig

ARM Holdings plc

+44 (0) 1223 400400

Item 2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	27 April, 2016
6. Date on which issuer notified:	28 April, 2016
7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights [x]
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	68,250,283	68,250,283	N/A	N/A	74,981,844	N/A	5.32%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Securities Lending	6,588,637	0.46%
American Depository Receipt	20,094	0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	3,694,987	Nominal	Delta
0.26%	0.26%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
85,285,562	6.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Annex

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Gareth Slade
15. Contact telephone number:	020 7743 3650

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP

BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
Xulu, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

 Item 3

ARM Holdings plc (the “Company”)

Transaction in Own Shares

The Company announces that on 28 April 2016, it purchased 69,417 of its ordinary shares through USB Limited at a volume weighted average price of 950.6134 pence per share. The highest price paid per share was 960.00 pence and the lowest price paid per share was 941.00 pence.

Following the above purchase, the Company holds 4,629,407 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,201,896.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2016

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name: Title:	Chris Kennedy Chief Financial Officer